Mail Stop 3561

March 30, 2007

Frederic F. Brace
Executive Vice President and
  Chief Financial Officer
UAL Corporation
P.O. Box 66919
Chicago, Illinois 60666

Re: UAL Corporation
**   File No. 001-06033**
**   Form 10-K: For the Year Ended December 31, 2006**

Dear Mr. Brace:

        We have reviewed the above referenced filing on a basis limited to only the issue addressed below, and have the following comment. In our comment, we ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

        Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2006

        We note that costs incurred under your power-by-the-hour engine maintenance agreements are expensed based upon the number of hours flown. With regard to your August 1, 2003 agreement with Chromalloy Gas Turbine Corporation, please (a) tell us whether you are obligated to continue to pay the underlying fees that are based upon the number of hours flown **after** you have given notice of termination pursuant to the termination for convenience provision of article 20, and (b) explain to us in detail the basis for your conclusion. In other words, explain us whether you will be required to pay the full monthly power-by-the-hour fee for the entire 120 day notice period. Please also briefly explain to us how you have considered the termination for convenience provision in determining your appropriate accounting.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief